SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 March 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding
Enclosure 2	Transaction in Own Shares
Enclosure 3	Director/PDMR Shareholding
Enclosure 4	Director/PDMR Shareholding
Enclosure 5	Transaction in Own Shares
Enclosure 6	Director/PDMR Shareholding
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Director/PDMR Shareholding
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure 11	Transaction in Own Shares
Enclosure 12	Total Voting Rights
Enclosure 13	Transaction in Own Shares

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JASMINE WHITBREAD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

JASMINE WHITBREAD

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF 2,300 ORDINARY SHARES BY JASMINE WHITBREAD

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JASMINE WHITBREAD

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,300 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

2.14878p PER SHARE

14. Date and place of transaction

6 FEBRUARY 2012, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,940 ORDINARY SHARES

16. Date issuer informed of transaction

7 FEBRUARY 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

7 FEBRUARY 2012

END

Enclosure 2

Tuesday 7 February 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 279,325 ordinary shares at a minimum price 61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,237,669 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,776,989,360

The above figure (7,776, 989,360) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director
NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NIGEL STAGG

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NIGEL STAGG

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIGEL STAGG - 1,577 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

216.39 pence
14. Date and place of transaction
06 February 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIGEL STAGG

PERSONAL HOLDING: 128,655 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 192,044
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 585,008

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transaction

07 February 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH- 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

08 February 2012

END

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director
ROEL LOUWHOFF

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ROEL LOUWHOFF

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL NOMINEES LIMITED

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

ROEL LOUWHOFF - 8,825 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

215.6 pence
14. Date and place of transaction
06 February 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ROEL LOUWHOFF

PERSONAL HOLDING: 745,308 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 526,706
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 1,244,643

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 8,632 SHARES.

16. Date issuer informed of transaction

07 February 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH- 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

08 February 2012

END

Enclosure 5

Wednesday 8 February 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 161,685 ordinary shares at a minimum price of 192 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,075,984 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,777,151,045.

The above figure (7,777,151,045) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

TONY CHANMUGAM

JEFF KELLY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

BT GROUP DEFERRED BONUS PLAN 2009:    3,560   SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  11,656   SHARES
BT GROUP DEFERRED BONUS PLAN 2011:     8,829  SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:   26,439  SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:   21,747  SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   14,427  SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2009:   1,126 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:   3,209 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   2,004 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:    6,048 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:    5,485 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:    3,447 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2009:  1,256  SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  3,530  SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   3,021 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  12,960 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  9,665 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  7,112 SHARES

CLIVE SELLEY

BT GROUP DEFERRED BONUS PLAN 2009:     622 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:     611 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:     791 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  1,959 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  2,899 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  2,058 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2009:     798 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  3,353 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  2,827 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:   12,312 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:     9,182 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:     6,675 SHARES

JEFF KELLY

BT GROUP DEFERRED BONUS PLAN 2010:      838 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    2,774 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  10,201 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:    9,472 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:    6,363 SHARES

NIGEL STAGG

BT GROUP DEFERRED BONUS PLAN 2009:     528  SHARES
BT GROUP DEFERRED BONUS PLAN 2010:     905  SHARES
BT GROUP DEFERRED BONUS PLAN 2011:     877  SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:   2,747 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:   2,609 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   1,684 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.16 pence

14. Date and place of transaction

8 FEBRUARY 2012, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: 1,270,245 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009:  299,350 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:  980,037 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  742,386 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  2,222,929 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  1,828,431 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  1,213,049 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES

ROEL LOUWHOFF

PERSONAL HOLDING:  745,308 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009:     94,733 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:   269,815 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   168,497 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  508,511 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  461,224 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  289,888 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 486,888 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009:   105,651 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:   296,813 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   254,051 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:   1,089,668 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:      812,635 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:      598,000 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY

PERSONAL HOLDING: 86,108 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009:    52,302 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:    51,399 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:    66,565 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:   164,755 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:   243,788 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:   173,104 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 251,149 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009:   67,132 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 281,972 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:  237,763 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 1,035,186 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:   772,003 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:    561,280 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

JEFF KELLY

PERSONAL HOLDING: 222,550 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010:    70,477 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   233,259 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  857,708 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  796,382 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  535,052 SHARES

NIGEL STAGG

PERSONAL HOLDING: 128,655 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009:   44,456 SHARES
BT GROUP DEFERRED BONUS PLAN 2010:   76,132 SHARES
BT GROUP DEFERRED BONUS PLAN 2011:   73,766 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009:  231,007 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010:  219,410 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011:  141,631 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transaction

8 FEBRUARY 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………
24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification
ANNA WATCH

Date of notification
9 FEBRUARY 2012

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

IAN LIVINGSTON

GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 62 SHARES

IAN LIVINGSTON - 90 SHARES

GAVIN PATTERSON - 98 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

216.8 pence

14. Date and place of transaction

06 February 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 116,430 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME:  OPTIONs OVER 13,595 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 1,270,335 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,021,773
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 5,264,409
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 486,986

BT GROUP DEFERRED BONUS PLAN: SHARES - 656,515
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,500,303
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

16. Date issuer informed of transaction

08 February 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification
ANNA WATCH

Date of notification
09 FEBRUARY 2012

END

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PATRICIA HEWITT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PATRICIA HEWITT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PURCHASE OF 4,693 ORDINARY SHARES BY PATRICIA HEWITT

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TRANSACT NOMINEES

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

4,693 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A
11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A
13. Price per share or value of transaction

213.51 Pence

14. Date and place of transaction

08 FEBRUARY 2012 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PATRICIA HEWITT

PERSONAL HOLDING: SHARES - 18,234

16. Date issuer informed of transactions

09 FEBRUARY 2012

if a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

N/A………………………
20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

09 FEBRUARY 2012

END

Enclosure 9

Tuesday 14 February 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 564,834 ordinary shares at a minimum price of  61 pence per share and a maximum price of 208 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 373,511,150 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,777,715,879.

The above figure (7,777,715,879) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

Tuesday 21 February 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 450,509 ordinary shares at a minimum price of  61 pence per share and a maximum price of 208 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 373,060,641 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,778,166,388.

The above figure (7,778,166,388) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

Tuesday 28 February 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 185,154 ordinary shares at a minimum price of  61 pence per share and a maximum price of 208 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 372,875,487 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,778,351,542.

The above figure (7,778,351,542) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

Wednesday 29 February 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 February 2012, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 372,875,487 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,778,351,542

The above figure (7,778,351,542) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 13

Thursday 1 March 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,094,309 ordinary shares at a price of  124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 369,781,178 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,781,445,851.

The above figure (7,781,445,851) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  05 March 2012